Invesco Distributors, Inc.
Notes to Statement of Financial Condition
December 31, 2015

1. **Organization and Description of Business**

   Invesco Distributors, Inc. (the Company) is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI). IAI is owned by Invesco North America Holdings, Inc. (INAH), which is owned by Invesco Management Group, Inc. (Management), which is owned by IVZ UK Limited (Limited), which in turn is owned by Invesco Group Services, Inc. (IGS), which is owned by IVZ, Inc. (IVZ), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

   The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

   The Company serves as the exclusive national underwriter of certain investment company shares (the Invesco Funds) advised or managed by IAI. The Company also serves as distributor of certain exchange-traded funds (ETFs) managed by Invesco PowerShares Capital Management LLC and is a selling agent for certain ETFs, exchange-traded notes and unit investment trusts. In addition, the Company is engaged in the business of distributing certain collective trusts and other private placement-type products.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles and in the opinion of management reflects all adjustments necessary for a fair statement of financial condition for the period presented.

   Use of Estimates
   The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

   Transactions With Affiliated Companies
   Due to Affiliated Companies
   Short-term borrowings from affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IVZ, as well as other intercompany activity.

   Loan Due From Parent
   The Company entered into an intercompany loan agreement with IAI on September 16, 2013 allowing the Company to lend up to $50,000,000 to IAI. As of December 31, 2015, the Company has executed $29,500,000 of loans under this agreement. Executed loans under this agreement

are unsecured, bear interest at a rate of three point six percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2018. Interest receivable of $50,150 is included in the Company's Statement of Financial Condition.

Fund Distribution Costs
The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions to third party brokers for the distribution of Class B and Class C shares. Management obtains the rights to certain future income to be generated by the Class B and Class C shares under the respective funds' Rule 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to the commission paid to the third party broker for the distribution of Class B and Class C shares sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with ASC Topic 946-605, *Financial Services Investment Companies – Revenue Recognition*. As of December 31, 2015, all related amounts due to Management are reflected within Due to affiliated companies within the Company's Statement of Financial Condition.

Income Taxes
For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes. Pursuant to ASC Topic 718, *Compensation – Stock Compensation*, the Company records the realized benefits/(deficits) of tax return deductions in excess of compensation cost recognized as an increase/decrease to additional paid in capital and an offsetting reduction/ increase in income taxes payable.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2015.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 was originally effective for fiscal years and interim periods within those years beginning after December 15, 2016. In August 2015, the FASB issued 2015-14, which deferred the effective date of ASU 2014-09 by one year for periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Statement of Financial Condition and related notes, as well as the available transition methods.

3. **Fair Value Measurement**

ASC Topic 820, *Fair Value Measurements and Disclosures* establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $67,234,803 at December 31, 2015. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2015.

4. **Income Taxes**

Deferred and current income taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 46% due primarily to the effect of nondeductible expenses and state income taxes. The current deferred tax asset of $5,475,930 primarily relates to the deductibility of bonus payments for federal tax purposes. The noncurrent deferred tax asset of $4,635,557 primarily relates to the deductibility of compensation for tax purposes.

At December 31, 2015, a $4,791,112 payable related to settlement of tax payments was reflected in Due to affiliated companies.

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2007.

5.   **Net Capital Requirements**

In accordance with regulations of the Securities and Exchange Commission (SEC), the Company must maintain minimum net capital, as defined. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2015, the Company had net capital of $21,350,888 which exceeded required net capital of $250,000 by $21,100,888.

6.   **Concentration of Credit Risk**

The Company is engaged in activities in which counterparties include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7.   **Regulatory Inquiries and Actions**

The investment management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the U.S. and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquires and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management of the Company is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operation or liquidity. In management's opinion, no accrual is necessary as of December 31, 2015 to provide for any such losses that may arise from matters for which the company could reasonably estimate an amount.

8.   **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 19, 2016, which is the date the statement of financial condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.